FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1           Translation of letter to the Buenos Aires Stock Exchange dated June 6, 2013

TRANSLATION

Autonomous City of Buenos Aires, June 6, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Relevant information - Spin-off of Pluspetrol Energy S.A. ("PPE"), and incorporation of a new company with part of PPE's equity

Dear Sirs:

We hereby address you in order to comply with Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, and following up on our communication dated May 10, 2013, please be advised that, on June 4, 2013, YPF S.A. ("YPF" or the "Company"), Pluspetrol Resources Corporation B.V. ("PPRC") and Pluspetrol Energy S.A. ("PPE") entered into an agreement to spin-off PPE, without dissolving it, and use part of its equity to incorporate a new company. As a consequence of the agreement, YPF will have no interest in PPE and PPRC will not receive shares of the new company. All of the shares of such new company will be owned by YPF and another company controlled by YPF. In addition, please be advised that the shareholders' meeting of PPE held on June 5, 2013, approved the spin-off of PPE and the incorporation of the new company to which part of the assets will be transferred.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 7, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer